Exhibit 8.1

List of Subsidiaries of MindWalk Holdings Corp.

Entity Legal Name	Jurisdiction of Incorporation
ImmunoPrecise Antibodies (Canada), Ltd.	British Columbia
ImmunoPrecise Antibodies (USA), Ltd.	Delaware
Talem Therapeutics LLC	Delaware
ImmunoPrecise Antibodies (MA), LLC	Delaware
ImmunoPrecise Antibodies (ND), Ltd.	North Dakota
ImmunoPrecise Netherlands B.V.	Netherlands
Idea Family B.V.	Belgium
BioStrand B.V.	Belgium
BioKey B.V.	Belgium
BioClue B.V.	Belgium